ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA, 02199-3600 WWW.ROPESGRAY.COM

July 7, 2020	Angela Jaimes (617) 951-7591 Angela.Jaimes@ropesgray.com

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attn: Jennifer Hardy

Re:	Allianz Funds (Registration Nos. 33-36528 and 811-06161)—Responses to Comments on Post-Effective Amendment No. 206

Dear Ms. Hardy:

I am writing on behalf of Allianz Funds (the “Trust”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission on the Trust’s Post-Effective Amendment No. 206 (the “485(a) Amendment”) to the Registration Statement on Form N-1A (the “Registration Statement”) of the AllianzGI Health Sciences Fund (the “Fund”), a series of the Trust. The 485(a) Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on May 13, 2020 to register Class P shares of the Fund. We received your oral comments regarding the 485(a) Amendment via telephone on July 1, 2020. Summaries of your comments and the Trust’s responses are set forth below. These responses are reflected, to the extent applicable, in Post-Effective Amendment No. 208 (the “485(b) Amendment”) to the Trust’s Registration Statement, to be filed effective July 13, 2020, pursuant to Rule 485(b) under the Securities Act.

General

1.

Comment: Please include in the 485(b) Amendment all information that had been omitted from or placed in brackets in the 485(a) Amendment. Additionally, please provide your response to Staff comments on EDGAR no later than five business days prior to the effective date of the Registration Statement to give the Staff adequate time to review the responses. Please ensure your response includes the disclosure changes you intend to make to Staff comments. This can be done by including in your correspondence filing the pages of the Registration Statement with the revised disclosure or by clearly indicating the revised disclosure in the letter.

Response: The Trust confirms that the 485(b) Amendment will include all information that had been omitted from or placed in brackets in the 485(a) Amendment. Revised disclosures in response to Staff comments are outlined below where applicable.

2.	Comment: Where a comment is made in one section of the Registration Statement, such comment is applicable to all similar disclosures appearing elsewhere in the Registration Statement.

Response: The Trust confirms that such changes will be made in all sections where applicable.

3.	Comment: All exhibits and information incorporated by reference should be hyperlinked per the FAST Act if filed on EDGAR.

Response: The Trust confirms that all exhibits and information incorporated by reference will be hyperlinked in the 485(b) Amendment in accordance with applicable requirements.

Fees and Expenses of the Fund

4.	Comment: In the “Fees and Expenses of the Fund—Examples” section of the fund summary, add whether the Fund redeems or holds all of its shares.

Response: The Trust confirms that the costs in the examples are the same for shareholders whether they redeem or hold their shares. The Trust respectfully submits that the current format complies with Form N-1A.

Principal Investment Strategies

5.

Comment: In the “Principal Investment Strategies” section of the fund summary, state that “health sciences-related companies” are companies receiving 50% of revenues or profits, or devoting 50% of their assets to the design, manufacture or sale of products or services primarily used in connection with health care, medicine or life sciences. The Staff also asks the Fund to disclose that the Fund is concentrated in the health care industry and add appropriate risk disclosure here and in the Item 9 disclosure.

Response: The Trust respectfully observes that the current Registration Statement is limited to Class P shares of the Fund. As such, it is impracticable to amend strategy disclosure relating to the whole fund in a filing that addresses only one share class thereof. The Trust will review the investment strategy disclosure for the Fund in connection with its forthcoming annual update to its Registration Statement and assess the need for related clarifying revisions in response to this comment. The initial filing of Trust’s annual update pursuant to Rule 485(a) was made on June 26, 2020, with a stated effective date of August 27, 2020. The Trust will update its response to this comment with respect to the Fund, as a whole, in its response letter to be filed in connection with that annual update.

Performance Information

6.	Comment: In the “Performance Information” section of the fund summary, state that the average annual total returns table reflects the performance of Class A shares.

Response: The Trust will revise the referenced disclosure in the 485(b) Amendment as shown below (new language denoted by underline):

“Performance in the Average Annual Total Returns table reflects the performance of Class A shares and the impact of sales charges.”

7.	Comment: In the “Performance Information” section of the fund summary, explain the relevance of the disclosure that Institutional Class shares were not outstanding during the time periods shown.

Response: The Trust will remove the referenced disclosure in the 485(b) Amendment.

8.	Comment: In the “Performance Information” section of the fund summary, please delete the following sentences because they are not relevant to the presentation of performance information:

“For periods prior to the inception date of a share class, performance information shown for such class may be based on the performance of an older class of shares that dates back to the Fund’s inception, as adjusted to reflect fees and expenses paid by the newer class. Similarly, for periods prior to a reorganization of the Fund, in which a predecessor fund was merged into the Fund, the performance information is based on the performance of the predecessor fund, adjusted to reflect fees and expenses paid by the particular share class of the Fund. These adjustments generally result in estimated performance results that are different from the actual results of the predecessor class and/or the predecessor fund, as the case may be, due to differing levels of fees and expenses paid.”

Response: The Trust believes that this disclosure is relevant and that removing the disclosure may render some of the performance information confusing to investors given the performance adjustments made in light of the fact that the Fund was a series of Dresdner RCM Global Funds, Inc. prior to its reorganization as a Fund of the Trust on February 1, 2002. The above-referenced disclosure is intended to summarize the performance adjustments made. Full details regarding performance adjustments are provided under “Additional Performance Information–Share Class Performance.” Given that the current disclosure provides investors with the necessary context to understand the presentation of share class performance since the Fund’s inception, the Trust respectfully declines to make the requested change.

Average Annual Total Returns

9.

Comment: In the “Average Annual Total Returns” section of the fund summary, if an additional index is included, disclose information about the additional index in the narrative explanation accompanying the bar chart and table—e.g., by stating that the information shows how the Fund’s performance compares with the returns of an index of funds with similar investment objectives. Such disclosure should state, if applicable, that it reflects no deductions for fees and expenses.

Response: The Trust has reviewed the referenced disclosure and believes that it complies with Item 4(b)(2)(iii) of Form N-1A. The first sentence in the section of the fund summary entitled “Performance Information” introduces the types and relevance of comparative industry data that are included in the Average Annual Total Returns table. The Trust further notes that the requested parenthetical is included for the single broad-based securities market index provided, the MSCI World Health Care Index. By contrast, the Lipper Health/Biotechnology Funds Average is not an index, but rather an average of the returns information for funds in a specific Lipper category and, as such, does reflect deduction of fees and expenses. Accordingly, the Trust respectfully declines to make revisions in response to the Staff’s comment.

Summary of Principal Risks—Market Risk

10.	Comment: In the “Market Risk” subsection of the “Summary of Principal Risks” section, update the disclosure to account for current market conditions and events, including COVID-19 and Brexit updates.

Response: The Trust notes that the “Market Risk” subsection includes the below disclosure addressing COVID-19.

An outbreak of respiratory disease caused by a novel coronavirus designated as COVID-19 was first detected in China in December 2019 and subsequently spread globally, being designated as a pandemic in early 2020. The transmission of COVID-19 and efforts to contain its spread have resulted in, among other things, border closings and other significant travel restrictions and disruptions; mandatory stay-at-home and work-from-home orders in numerous countries, including the United States; significant disruptions to business operations, supply chains and customer activity, as well as mandatory business closures; lower consumer demand for goods and services; event cancellations and restrictions; cancellations, reductions and other changes in services; significant challenges in healthcare service preparation and delivery; public gathering limitations and prolonged quarantines; and general concern and uncertainty. These effects have exacerbated the significant risks inherent in market investments, and the COVID-19 pandemic has already meaningfully disrupted the global economy and markets, causing market losses across a range of asset classes, as well as both heightened market volatility and increased illiquidity for trading. Although the long-term economic fallout of COVID-19 is difficult to predict, it has the potential to continue to have ongoing material adverse effects on the global economy, the economies of individual countries, and the financial performance of individual issuers, sectors, industries, asset classes, and markets in significant and unforeseen ways. Health crises caused by the outbreak of COVID-19 may also exacerbate other pre-existing political, social, economic, market and financial risks. The effects of the outbreak in developing or emerging market countries may be greater due to less established health care systems. The COVID-19 pandemic and its effects may be short term or may last for an extended period of time, and in either case could result in significant market volatility, exchange trading suspensions and closures, declines in global financial markets, higher default rates, and a substantial economic downturn or recession. Furthermore, the Manager’s ability to operate effectively, including the ability of personnel to function, communicate and travel to the extent necessary to carry out the Funds’ investment strategies and objectives, may be materially impaired. All of the foregoing could impair a Fund’s ability to maintain operational standards (such as with respect to satisfying redemption requests), disrupt the operations of the Fund’s service providers, adversely affect the value and liquidity of the Fund’s investments, and negatively impact the Fund’s performance and your investment in the Fund.

Please refer to the Trust’s response to Comment 5 above. The Trust respectfully observes because the current Registration Statement is limited to Class P shares of the Fund, it is impracticable to amend risk disclosure relating to the whole fund in a filing that addresses only one share class thereof. The Trust will review the Brexit-related risk disclosure for the Fund in connection with its forthcoming annual update to its Registration Statement and and make necessary revisions in response to this comment. The Trust will update its response to this comment with respect to the Fund, as a whole, in its response letter to be filed in connection with that annual update.

Management of the Fund—Investment Adviser and Administrator

11.	Comment: In the “Investment Adviser and Administrator” subsection of the “Management of the Fund” section, address the inclusion of Michael E. Yee.

Response: The Trust will remove the referenced disclosure in the 485(b) Amendment.

Financial Highlights

12.	Comment: In the “Financial Highlights” section, include semi-annual financial information as required by Item 13 of Form N-1A.

Response: The Trust confirms that the 485(b) Amendment will include semi-annual financial information in the Financial Highlights section of the Prospectus.

* * * * *

Please do not hesitate to call me (at 617-951-7591) or George B. Raine (at 617-951-7556) if you have any questions or require additional information.

Kind regards,

/s/ Angela C. Jaimes
Angela C. Jaimes, Esq.

cc:	Angela Borreggine, Esq.

Debra Rubano, Esq.

George B. Raine, Esq.

Shawn M. Donovan, Esq.